BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 10 July 2009

Name of applicant:		Reed Elsevier PLC

Name of scheme:		Reed Elsevier Group plc SAYE Share Option Scheme (1993)

Period of return:	From:	1 January 2009	To:	30 June 2009

Balance of unallotted securities under scheme(s) from previous return:		37,734

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		30,903

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		6,831 – this will be the last blocklisting return under this scheme as there are no more outstanding options granted under the aforementioned scheme.

Name of contact:	Marsha Watson

Telephone number of contact:	020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 10 July 2009

Name of applicant:		Reed Elsevier PLC

Name of scheme:		Reed Elsevier Group plc SAYE Share Option Scheme (2003)

Period of return:	From:	1 January 2009	To:	30 June 2009

Balance of unallotted securities under scheme(s) from previous return:		1,509,743

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		45,229

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,464,514

Name of contact:	Marsha Watson

Telephone number of contact:	020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 10 July 2009

Name of applicant:		Reed Elsevier PLC

Name of scheme:		Reed Elsevier Group plc Executive Share Option Scheme (1993)

Period of return:	From:	1 January 2009	To:	30 June 2009

Balance of unallotted securities under scheme(s) from previous return:		7,904,023

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		90,725

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		7,813,298

Name of contact:	Marsha Watson

Telephone number of contact:	020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 10 July 2009

Name of applicant:		Reed Elsevier PLC

Name of scheme:		Reed Elsevier Group plc Executive Share Option Scheme (2003)

Period of return:	From:	1 January 2009	To:	30 June 2009

Balance of unallotted securities under scheme(s) from previous return:		10,865,699

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		115,098

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		10,750,601

Name of contact:	Marsha Watson

Telephone number of contact:	020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 10 July 2009

Name of applicant:		Reed Elsevier PLC

Name of scheme:		Reed Elsevier Group plc Long Term Incentive Share Option Scheme

Period of return:	From:	1 January 2009	To:	30 June 2009

Balance of unallotted securities under scheme(s) from previous return:		2,425,831

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,425,831

Name of contact:	Marsha Watson

Telephone number of contact:	020 7166 5653